Exhibit 99.2

Celulosa Arauco y Constitución S.A. Second Quarter 2012 Results August 29th, 2012

Interim Review Second Quarter 2012 Results

August 29th, 2012

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review Second Quarter 2012 Results

August 29th, 2012

HIGHLIGHTS

•

Arauco’s consolidated sales reached U.S.$ 1,036.7 million during the second quarter of 2012, an increase of 2.6% compared to the U.S.$ 1,010.4 million obtained in the first quarter of 2012. This increase is mainly explained by higher sales of our pulp division by 7.0%

•

During the second quarter of 2012, consolidated Adjusted EBITDA reached U.S.$ 229.4 million, an increase of 20.2% compared to the U.S.$ 190.9 million Adjusted EBITDA obtained during the first quarter of 2012

•

Arauco’s consolidated net income for the second quarter of 2012 reached U.S.$ 63.5 million, an increase of 21.9% compared to the U.S.$ 51.4 million obtained in the first quarter of the year, mainly explained by higher sales of 2.6% or U.S.$ 26.3 million and a decrease of Other operating expenses of 61.4% or U.S.$ 21.0 million and lower financial cost of 22.0% or U.S.$12.8 million. Those effects were partially offset by a decrease in Exchange rate differences of U.S.$ 27.8 million when compared with the previous quarter

•	Capital expenditures during the second quarter of 2012 reached U.S.$ 197.2 million, a decrease of 30.7% when compared to the U.S.$ 284.7 million invested during the first quarter of 2012

Key Figures

						YTD	YTD
In U.S. Million	2Q 12	1Q 12	2Q 11	QoQ	YoY	2012	2011	YoY

Sales	1,036.7	1,010.4	1,181.6	2.6%	(13.1%)	2,047.2	2,223.3	(12.3%)
Cost of sales	(737.4)	(724.6)	(731.8)	1.8%	(0.1%)	(1,462.0)	(1,369.5)	0.8%
Gross margin	299.4	285.8	449.8	4.7%	(34.2%)	585.2	853.9	(33.4%)
Operating income (1)	72.0	77.7	224.0	(7.3%)	(67.8%)	149.8	429.9	(65.2%)
Net income	63.5	52.1	183.1	21.9%	(65.3%)	115.5	359.6	(67.9%)
Adjusted EBITDA	229.4	190.9	360.7	20.2%	(36.4%)	420.3	692.7	(39.3%)
Adjusted EBITDA mg.	22.1%	18.9%	30.5%	17.1%	(26.8%)	20.5%	31.2%	(34.1%)
LTM (2) Adj. EBITDA	1,035.3	1,166.6	1,501.3	(11.3%)	(31.0%)	1,035.3	1,501.3	(31.0%)
LTM Adj. EBITDA Mg	24.7%	26.9%	35.0%	(8.2%)	(29.5%)	24.7%	35.0%	(29.5%)
CAPEX	197.2	284.7	212.1	(30.7%)	(7.0%)	481.9	377.4	(7.0%)
Net financial debt	3,480.3	3,128.9	2,730.8	11.2%	27.4%	3,480.3	2,730.8	27.4%
Net financial debt / LTM Adj. Ebitda	3.4x	2.7x	1.8x	28.8%	85.7%	3.4x	1.8x	85.7%
LTM ROCE (4)	5.8%	6.0%	9.4%	(4.0%)	(38.6%)	5.8%	9.4%	(38.6%)

(1)	Operating income = Gross margin – Distribution costs – Administrative expenses
(2)	LTM = Last Twelve Months
(3)	Capitalization = Financial debt + Shareholder’s Equity
(4)	LTM ROCE = LTM EBIT (1-Tax) / Working capital + Fixed assets

Interim Review Second Quarter 2012 Results

August 29th, 2012

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	2Q 2012		1Q 2012		2Q 2011

Pulp	507.6	49.0%	474.6	47.0%	612.7	51.4%
Panels	299.7	28.9%	304.5	30.1%	344.1	28.8%
Sawn Timber	175.8	17.0%	188.8	18.7%	185.6	15.6%
Forestry	45.7	4.4%	34.0	3.4%	43.9	3.7%
Others	7.9	0.8%	8.5	0.8%	6.8	0.6%

TOTAL	1,036.7	100%	1,010.4	100%	1,193.1	100%

Consolidated Sales

Arauco’s consolidated sales for the second quarter of 2012 reached U.S.$ 1,036.7 million, 2.6% higher than the U.S.$ 1,010.4 million obtained during the first quarter of 2012, mainly due to higher sales of pulp and forestry which increased 7.0% and 34.6%, respectively.

Compared to the U.S.$ 1,193.1 million obtained in the second quarter of 2011, consolidated sales were 13.1% lower during the second quarter of 2012.

Sales by Business Segment 2Q 2012

(1)	Pulp and Panels divisions sales include Energy

Interim Review Second Quarter 2012 Results

August 29th, 2012

Production

During the second quarter of this year, production volume decreased 4.1 % in our pulp division mainly due to a programed maintenance stoppage in our Constitution and Licancel mills in May and April respectively. Production volume in our panels division increased 8.8% when compared with the first quarter of 2012 mainly as a result of the Moncure production consolidation. Sawn timber division increased 10.0% when compared with the last quarter due to Argentina production in this first period of the year was lower as a result of the accident in our Piray energy plant in January 2012, that impacted sawn timber production.

Compared to the second quarter of 2011, production volume decreased 0.6% in our pulp division. Our panels production decreased 18.9%, caused by the Curitiba particleboard mill closure in December 2011 and destruction of the Nueva Aldea plywood mill in January 2012

Production by Business Segment

Interim Review Second Quarter 2012 Results

August 29th, 2012

EBITDA Composition

In U.S. Million	2Q 12	1Q 12	2Q 11	QoQ	YoY	YTD 2012	YTD 2011	YoY

Net Income	63.5	52.1	183.1	21.9%	(65.3%)	115.5	359.6	(67.9%)
Financial costs	45.3	58.1	52.5	(22.0%)	(13.7%)	103.4	104.1	(0.7%)
Financial income	(4.4)	(4.5)	(4.1)	(3.7%)	6.0%	(8.9)	(11.4)	(22.0%)
Income Tax	4.1	9.3	46.5	(56.2%)	(91.2%)	(13.4)	93.7	(85.7%)
EBIT	108.5	114.9	278.0	(5.6%)	(61.0%)	223.4	545.9	(59.1%)
Depreciation & amortization	58.1	57.6	57.6	1.0%	1.0%	115.7	114.6	0.9%
EBITDA	166.6	172.5	335.6	(3.4%)	(50.3%)	339.1	660.6	(48.7%)
Fair value cost of timber harvested	79.4	73.0	87.4	8.7%	(9.2%)	152.4	164.7	(7.5%)
Gain from changes in fair value of biological assets	(33.5)	(43.9)	(57.8)	(23.6%)	(42.0%)	(77.4)	(115.0)	(32.7%)
Exchange rate differences	17.0	(10.8)	(4.5)	(257.2%)	(477.8%)	6.2	(17.7)	(134.9%)
Adjusted EBITDA	229.4	190.9	360.7	20.2%	(36.4%)	420.3	692.7	(39.3%)

EBITDA

Consolidated Adjusted EBITDA for the second quarter of 2012 was U.S.$ 229.4 million, 20.2% higher than the U.S.$ 190.9 million reached during the previous quarter. The main reason of this increase can be explained by accounting effect of the insurance claim of U.S.$ 17.1 million received in April 2012.

Consolidated Adjusted EBITDA for the second quarter of 2012 was 39.3% lower than the U.S.$ 360.7 million reached in the same period of 2011.

Adjusted EBITDA Variation by Business Segment 1Q 12 - 2Q 12

(In U.S.$ Million)

Interim Review Second Quarter 2012 Results

August 29th, 2012

Operating Income

Arauco’s consolidated operating income during the second quarter of the year reached U.S.$ 72.0 million, a decrease of 7.3% or U.S.$ 5.7 million compared to the U.S.$ 77.7 million obtained during the first quarter of 2012. This is explained mainly by a higher Administrative Expenses and Distribution Costs of 15.4% or U.S.$ 15.9 million and 3.2% or U.S.$ 3.3 million, respectively and partially offset by a higher Gross Profit of 4.7%.

During the second quarter of 2012, Arauco’s consolidated operating income was 67.8% or U.S.$ 152.4 million lower than the U.S.$ 224.4 million reached in the same quarter of 2011. This is a consequence of a decrease in Gross Margin by 34.2% or U.S.$155.7 million and an increase in Administrative Expenses by 10.1% or U.S.$ 10.9 million, partially offset by lower Distribution Costs of 11.9% or U.S.$ 14.6 million.

In terms of costs, the second quarter of the year had an increase in unitary costs of sales for bleached softwood, eucalyptus short fiber and unbleached softwood of 2.5%, 3.0% and 12.3% respectively when compared to the first quarter of 2012. The unbleached softwood unitary cost increase of 12.3% can be mainly explained by Constitución and Licancel programated mantenance stoppage in May and June respectively.

Net Income

Net income for the second quarter of 2012 reached U.S.$ 63.5 million, an increase of 21.9% or U.S.$ 11.4 million compared to the U.S.$ 52.1 million obtained in the first quarter of the year. This is mainly explained by higher sales of 2.6% or U.S.$ 26.3 million, a decrease of Other operating expenses of 61.4% or U.S.$ 21.0 million, other incomes of U.S.$ 16.3 million and lower financial cost of 22.0% or U.S.$12.8 million. Those effects were partially offset by a decrease in Exchange rate differences of U.S.$ 27.8 million when compared the negative Exchange rate difference of U.S.$ 17.0 million reached in the second quarter of 2012 with a positive U.S.$ 10.8 million reached in the first quarter.

Compared to the U.S.$ 183.1 million obtained in the second quarter of 2011, consolidated net income was 65.3% lower during the second quarter of 2012, mainly due to a 34.2% or U.S.$ 155.7 million decrease in Gross Margin.

Net Income Variation by Item 1Q 12 - 2Q 12

(In U.S.$ Million)

Operating income	=	Gross margin – Distribution costs – Administration expenses

Non operating income	=	Other operating income + Other operating expenses + Other income (loss) + Financial income + Financial costs + Participation in (loss) profit in associates and joint ventures accounted through equity method + Exchange rate differences

Interim Review Second Quarter 2012 Results

August 29th, 2012

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Pulp sales reached U.S.$ 507.6 million (including energy sales) for the second quarter of 2012, an increase of 7.0% compared to the previous quarter. This increase was mainly due to higher average prices and volume sales of 3.0% and 1.1% respectively.

When compared with the U.S.$ 612.7 million (including energy sales) reached in the same quarter of 2011, pulp sales decreased 17.1%. This decrease is mainly explained by lower average prices of 20.2%. and partially offset by higher sales volume of 3.1%.

The trend observed during the first quarter of 2012, that is, a moderate increase in prices of softwood and hardwood, changed during May and June. Excess of supply and less paper production in some regions put pressure to the market, and in the most important markets all the recovery gained during the first quarter was lost during the second quarter. A difficult market with lower prices is generally expected during the Northen Hemisphere summer season, paper production in general is lower during July and August, limiting the demand for pulp during the months of June and August. This seasonal effect occurred earlier than normal, and with a sharper decline when compared to the previous 3 years.

China was not the exception, putting a downward pressure to prices in May more aggressively. Chinese paper producers faced less demand and were forced to decrease their production rates, stop production lines for certain periods of time and adjust “commodity” paper inventory levels. In specialty paper or tissue, the situation was better in terms of demand, however, pulp prices still decreased due to higher pulp supply. This higher pulp supply did not only occur because of less demand for commodity paper, but also because of an important pulp supply increase coming from Scandinavian countries that have not been able to sell its pulp production in Europe. This is the main reason why the most impacted grade was softwood. In long fiber, prices in China decreased nearly 10% and in short fiber 4%. This occurred generally in all Asian markets that follow China.

Europe has followed a similar trend, but there are additional factors that negatively impacted the market, that is, favorable exchange rate for Euro zone pulp producers and demand in practically all paper grades that declined or remained stagnant, even in tissue. Long fiber supply, Scandinavian’s main pulp grade produced, increased caused by integrated paper mills that stopped its paper production due to low demand and prices, and continued its pulp production which was additional supply sold in the market. For this reason long fiber pulp prices have been under pressure, leading to prices below those of short fiber, a situation not seen in the last several years. Most part of short fiber is imported to the Euro zone, so there are no relevant short fiber producers with costs in Euros that leverage the Euro-US Dollar exchange rate as a sales tool.

In North America the printing and writing paper demand decreased, and production for specialty paper was replaced for imports, while tissue paper demand grows moderately. The market is stable but follows global price trends.

Latin America is the region with best prices and in the current situation the gap is above 10%, however, it is still a small market that may not shift much its volume.

Interim Review Second Quarter 2012 Results

August 29th, 2012

2- Sawn Timber Division

Compared to the U.S. $188.8 million sold during the first quarter of 2012, sawn timber sales decreased by 6.9% during the second quarter of the year, reaching sales of U.S. $175.8 million. This decrease was mainly due to lower average prices and volume sales of 5.1% and 1.9% respectively.

When compared with the same period of 2011, sawn timber and remanufactured wood products sales decreased 5.3% or U.S.$ 9.9 million, mainly due to an decrease in average prices of 1.5% and lower sales volume of 3.8%.

The real estate and construction sectors in the United Sates have shown a positive upward trend during the second quarter of year 2012. The housing starts index reached in June 760,000 units per year, that is, a 6.9% increase compared to May. Current construction levels, however, continue to be low when compared to the average of the past ten years. During the second quarter of 2012 the sales price of moldings improved when compared to the first quarter of this year.

3- Panels Division

Panel’s sales (including energy sales and consolidation of Moncure) reached U.S.$ 299.7 million in the second quarter of this year, a decrease of 1.6% when compared to the U.S.$ 304.5 million obtained in the first quarter of the year. Compared with the previous quarter, prices remained relatively stable with a decrease of 0.3%. Without considering volume sales of our new Moncure unit, sales volume decreased 5.5% mainly explained by lower sales of plywood as a result of the Nueva Aldea fire, and particleboard due to the Zarate mill stoppage in May.

Compared with the same quarter of 2011, sales were 12.9% lower. This decrease in sales can be explained by lower volume sales of 26.2% (without considering volume sales of Moncure) and lower average prices 1.5%. This is mainly explained by a decrease of 46.0% in plywood volume sales to end clients, respect to the same period of 2011, mainly caused by the Nueva Aldea fire in January.

On the other hand, our MDF moldings products had an increase of 14.3% in volume sales comparing with the first quarter, that is greatly explained by an increase in sales to the USA.

Particleboard panels sales volume had a decrease of 40.7% compared to the same period of 2011, mainly caused by operational issues at our Zarate mill in Argentina and the closure of our Curitiba mill in Brazil.

Hardboard panels sales volume stood at similar levels than that of second quarter 2011. The strong demand for hardboard products was contrasted by a limited world supply, which is causing a price increase with respect to last year.

Interim Review Second Quarter 2012 Results

August 29th, 2012

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached U.S.$ 2,582.7 million at the end of the second quarter of 2012, a decrease of 9.3% or U.S.$ 264.6 million compared to the U.S.$ 2,847.2 million obtained in the first quarter of 2012. When compared with the U.S.$ 3,187.1 million reached in the same period last year, there was a decrease of 19.0% or U.S.$ 604.4 million.

•	Cash and cash equivalents:

As of Jun 2012 our cash balance reached U.S.$ 470.8 million, a decrease of 12.5% or U.S.$ 67.1 million when compared to the U.S.$ 538.0 million reached in the previous quarter, mainly due to a negative Cash flow used in Investing Activities of U.S.$ 200.7 and partially offset by a positive cash flow from Operating and Financing activities of U.S$ 81.2 and U.S.$ 56.4 million respectively.

When compared to the second quarter of 2011, there was a decrease of 34.7% or U.S.$ 250.4 million. This was mainly due to the payment of U.S.$ 387 million from our Yankee bonds due in September 2011, our capital contributions to Montes del Plata, and our Moncure and Vale do Corisco investments (both totalling approximately U.S.$ 288.0 million), partially offset by the issuance of U.S.$ 500.0 million in bonds, U.S.$ 232.0 million approximately of local bond and U.S.$200.0 million in other long term loans.

•	Accounts receivables:

Accounts receivables reached U.S.$ 762.1 million during the second quarter of 2012, a decrease of 9.3% or U.S.$ 78.6 million compared to the first quarter of the year. This decrease in part is explained by the reduction of insurance claim receivables for damages of the Nueva Aldea panel mill caused by the January 2012 fire. When compared to the same quarter of 2011, accounts receivables decreased 19.6% or U.S.$ 185.9 million.

Non Current Assets

Non current assets reached U.S.$ 10,350.5 million at June 2012, a decrease of 1.5% or U.S.$ 150.5 million compared to the first quarter of the year. When compared with the U.S.$ 9,650.7 million reached in the same period last year, there was an increase of 7.3% or U.S.$ 699.8 million.

Interim Review Second Quarter 2012 Results

August 29th, 2012

Financial Debt

Arauco’s consolidated financial debt as of June 30, 2012 reached U.S.$ 3,951.2 million, an increase of 7.8% or U.S.$ 284.3 million when compared to March 2012. This increase is mainly explained by the issuance of a U.S.$ 232.0 million approximately of a Local bond in April 2012.

When compared to June 2011, our financial debt increased 14.5% or U.S.$ 499.1 million. This was mainly due to the issuance of the U.S.$ 500 million 144A/RegS in January 2012, a bank loan for U.S.$ 200.0 million obtained in December 2011 and the issuance of a U.S.$ 232.0 Local bond in April 2012, partially offset by the payment of Yankee bonds of U.S.$ 387.0 million in September 2011.

Our consolidated net financial debt increased 11.2% or U.S.$ 351.4 million when compared with March 2012. Compared with the same quarter of 2011, our consolidated net financial debt increased 27.4% or U.S.$ 749.5 million.

Financial Debt

	June	March	June
In U.S. Million	2012	2012	2011

Short term financial debt	199.6	182.2	569.3
Long term financial debt	3,751.6	3,484.7	2,882.8
TOTAL FINANCIAL DEBT	3,951.2	3,666.9	3,452.0

Cash and cash equivalents	470.8	538.0	721.2
NET FINANCIAL DEBT	3,480.3	3,128.9	2,730.8

Financial Debt Profile

(In U.S. Million)

Interim Review Second Quarter 2012 Results

August 29th, 2012

FINANCIAL RATIOS

Financial Ratios

	2Q 12	1Q 12	2Q 11	YTD 2012	YTD 2011
Profitability
Gross margin	28.9%	28.3%	38.1%	28.6%	38.2%
Operating margin	6.9%	7.7%	18.8%	7.3%	19.3%
LTM(1) Adjusted EBITDA margin	22.1%	18.9%	30.2%	22.1%	30.2%
ROA (EBIT / Total assets)	3.3%	3.6%	8.7%	3.4%	8.5%
LTM ROCE (EBIT x (1–tax rate) / (WorkingCap+Fixed assets)	5.8%	6.0%	9.4%	5.8%	9.4%
ROE (Net income / Equity)	3.6%	2.9%	10.4%	3.3%	10.2%

Leverage
Interest coverage ratio (Adj. EBITDA LTM / Financial costs)	5.3x	5.8x	7.4x	5.3x	7.4x
Net financial debt / Adjusted EBITDA LTM	3.4x	2.7x	1.8x	3.4x	1.8x
Financial debt / Total capitalization(2)	34.3%	32.4%	27.3%	34.3%	27.3%
Net financial debt / Total capitalization	36.2%	34.1%	32.7%	36.2%	32.7%
Financial debt / Shareholders’ equity	57.3%	52.4%	49.2%	57.3%	49.2%
Net financial debt / Shareholders’ equity	50.5%	44.7%	38.9%	50.5%	38.9%

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

Interim Review Second Quarter 2012 Results

August 29th, 2012

SECOND QUARTER AND SUBSEQUENT EVENTS

Viñales Bioenergy Plant begins production

The Viñales Bioenergy Plant began the start-up process on May 17, and achieved its maximum capacity of 40MW on July 27.

The bionergy plant, located in Constitución, required an investment of approximately US$ 130 million. This facility supplies energy to the Viñales complex (saw mill and remanufacturing facility) and contributes an energy surplus of up to 32 MW to the SIC (the Chilean energy grid), an amount equal to the electric consumption of the city of Constitución.

This plant includes a power boiler fueled by untreated forest biomass (forestry byproducts), which is renewable material.

ARAUCO agrees to 100% purchase of Flakeboard panel company

On June 8, 2012, ARAUCO signed a purchase agreement for the acquisition of 100% of the shares of “Flakeboard”, a leading panel company in the North American market. The sale was priced at US$242.5 million. Flakeboard operates in Canada and the United States with seven production facilities, which are strategically located near centers for consumption and supply of raw materials (Oregon, Arkansas, South Carolina, New Brunswick and Ontario).

With the purchase of Flakeboard, ARAUCO’s annual panel production in North America will increase to 2.9 million m3, becoming the leading producer of MDF panels and Particleboard in North America.

ARAUCO’s Sawn Timber Business operation begins insourcing process

Starting July 1, the company implemented a change in the management of its saw mill business. This change consists of insourcing the operation of 14 industrial facilities in the sawn timber business, which before then had been managed by third party companies.

This means that about 2,900 workers belonging to operation areas became ARAUCO workers. The areas providing support services to the main operation will continue to be outsourced through contract companies.

Teno Panel Mill begins operating

On July 4, ARAUCO’s new Panel mill, located in Teno, in Chile’s Maule Region, produced its first MDP board.

This mill, which required an investment of approximately US$ 160 million, uses the latest technology available in the world to manufacture two types of medium density panels (MDP): bare and melamine laminate, with an annual production capacity of 300,000 m3 of MDP and 250,000 m3 of melamine laminate panels. This end product constitutes a new type of melamine for ARAUCO, which will be sold under the Vesto brand, serving the new trends and needs of the furniture, interior design and architecture industries.

This modern complex has a continuous MDP panel production line, two laminated panel production lines and a melamine sheet treatment line, in addition to a thermal power plant producing 40MW.

Interim Review Second Quarter 2012 Results

August 29th, 2012

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	2Q 12	1Q 12	2Q 11

Revenue	1,036.7	1,010.4	1,181.6
Cost of sales	(737.4)	(724.6)	(731.8)
Gross Income	299.4	285.8	455.8
Other operating income	58.4	61.0	72.9
Distribution costs	(108.6)	(105.3)	(118.6)
Administrative expenses	(118.7)	(102.8)	(107.8)
Other operating expenses	(13.2)	(34.1)	(18.5)
Other income (loss)	16.3	0.0	0.0
Financial income	4.4	4.5	4.1
Financial costs	(45.3)	(58.1)	(52.5)
Participation in (loss) profit in associates and joint ventures accounted through equity method	(8.1)	(0.4)	(4.4)
Exchange rate differences	(17.0)	10.8	4.5
Income Before Income Tax	67.5	61.4	229.6
Income tax	(4.1)	(9.3)	(46.5)
Net Income	63.5	52.1	183.1
Profit attributable to parent company	62.1	51.4	181.6
Profit attributable to non-parent company	1.3	0.6	1.5

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Second Quarter 2012 Results

August 29th, 2012

Consolidated Balance Sheet

In U.S. Million	2Q 12	1Q 12	2Q 11

Cash and cash equivalents	470.8	538.0	721.2
Other financial current assets	0.0	0.1	1.5
Other current non-financial assets	228.0	233.8	216.3
Trade and other receivables. net	762.1	840.6	948.0
Related party receivables	5.9	99.1	99.7
Inventories	807.8	794.6	820.8
Biological assets. current	242.3	275.8	324.9
Tax receivables	50.9	49.8	40.5
Non-current assets classified as held for sale	14.9	15.3	14.1
Total Current Assets	2,582.7	2,847.2	3,187.1
Other non-current financial assets	42.8	48.4	60.3
Other non-current and non-financial assets	105.5	105.9	64.5
Non-current receivables	109.5	7.0	10.2
Investments accounted through equity method	959.1	934.8	528.2
Intangible assets	16.3	16.7	17.8
Goodwill	55.1	60.8	70.5
Property. plant and equipment	5,480.5	5,407.7	5,265.9
Biological assets. non-current	3,444.4	3,479.6	3,505.4
Deferred tax assets	137.3	139.0	128.0
Total Non-Current Assets	10,350.5	10,200.0	9,650.7
TOTAL ASSETS	12,933.1	13,047.2	12,837.8

Other financial liabilities, current	203.3	185.1	577.3
Trade and other payables	423.2	423.8	413.6
Related party payables	13.2	12.3	14.4
Other provisions, current	9.4	9.0	7.5
Tax liabilities	2.4	128.3	45.0
Current provision for employee benefits	3.5	3.5	3.5
Other current financial liabilities	93.1	246.1	197.7
Total Current Liabilities	748.1	1,008.1	1,259.1
Other non-current financial liabilities	3,763.7	3,484.7	2,882.8
Other non-current provisions	11.6	11.0	9.4
Deferred tax liabilities	1,262.6	1,277.7	1,387.4
Non-current provision for employee benefits	38.8	38.6	37.9
Other non-current financial liabilities	109.4	125.8	145.1
Total Non-Current Liabilities	5,186.2	4,937.8	4,462.6
Non-controlling participation	79.5	92.4	104.9
Net equity attributable to parent company	6,919.4	7,009.0	7,011.2
TOTAL LIABILITIES AND EQUITY	12,933.1	13,047.2	12,837.8

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Second Quarter 2012 Results

August 29th, 2012

Consolidated Statement of Cash Flows

In U.S. Million	2Q 12	1Q 12	2Q 11

Collection of accounts receivables	1,230.9	1,122.3	1,250.5
Collection from insurance claims	51.6	0.5	2.0
Other cash receipts (payments)	65.4	82.0	65.6
Payments of suppliers and personnel (less)	(1,085.8)	(1,025.2)	(1,003.6)
Dividends and other distributions received	2.1	0.0	1.8
Interest paid and received	(26.3)	(47.0)	(27.3)
Income tax paid	(156.7)	(19.8)	(60.4)
Other (outflows) inflows of cash. net	(0.1)	(0.1)	(0.3)
Net Cash Provided by (Used in) Operating Activities	81.2	112.8	222.8
Capital Expenditures	(197.2)	(284.7)	(212.1)
Other investment cash flow	(3.5)	(20.2)	(46.5)
Net Cash Provided by (Used in) Investing Activities	(200.7)	(304.9)	(258.6)
Proceeds from borrowings	505.6	524.0	54.4
Repayments of borrowings	(276.9)	(114.4)	(30.1)
Dividends paid	(172.0)	0.0	(193.7)
Other inflows of cash. net	(0.2)	0.3	0.6
Net Cash Provided by (Used in) Financing Activities	56.4	409.9	(168.8)
Total Cash Inflow (Outflow) of the Period	(63.1)	217.7	(199.3)
Effect of exchange rate changes on cash and cash equivalents	0.3	4.3	8.2
Cash and Cash equivalents. at beginning of the period	538.0	315.9	912.3
Cash and Cash equivalents. at end of the period	470.8	538.0	721.2

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties. many of which are outside Arauco’s control. which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission. specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof. and the Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information. please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494